

August 26, 2011

Via Email
Thomas F. Fortin
Chief Executive Officer
Regional Management Corp.
509 West Butler Road
Greenville, SC 29607

> **Re:** **Regional Management Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 24, 2011**
> **File No. 333-174245**

Dear Mr. Fortin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 24, 2011

General

1. Prior to requesting acceleration of effectiveness, please file a pre-effective amendment that includes the number of shares to be offered, the information required by Item 501(b)(3) of Regulation S-K and any missing exhibits, including the form of underwriting agreement. Please also pay any additional filing fee that may be required. Refer to Rule 457 of Regulation C.

Exhibit 5.1

2. In the third paragraph of the opinion, counsel indicates that it assumes that the original issuance of company shares, prior to the company's conversion to Delaware incorporation, were validly issued, fully paid and non-assessable under South Carolina

law. Please provide us with your analysis as to whether that assumption was necessary in order to reach the required opinion with regard to the shares offered under the registration statement. Alternatively, please file the legal opinion that counsel relied upon in making the assumption and the appropriate consents to the inclusion of that opinion in the registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Joshua Ford Bonnie
        Lesley Peng
            Simpson Thacher & Bartlett LLP